U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                        Commission File Number 000-15995

                           NOTIFICATION OF LATE FILING

                                  (CHECK ONE):

          [ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K
             [ X ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

                          For Period Ended: 04/30/2000

       [ ] Transition Report on Form 10-K [ ] Transition Report on Form 10-Q
       [ ] Transition Report on Form 20-F [ ] Transition Report on Form N-SAR
                       [ ] Transition Report on Form 11-K

               For the Transition Period Ended:_______________


      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _____________________

                         PART I---REGISTRANT INFORMATION

Full Name of Registrant:                  MicroAge, Inc.

Former Name if Applicable:                N/A

Address of Principal Executive Office:    1300 W. Southern Ave.
                                          (Street and Number)

City, State and Zip Code:                 Tempe, Arizona 85282

                        PART II, RULES 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]        (c)   The accountant's statement or other exhibit required by
            Rule 12b-25(c) has been attached if applicable.


                               PART III--NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

      Due to recent corporate restructuring, the elimination of several hundred positions, and filing for protection under Chapter 11 of the United States Bankruptcy Act, the Registrant is unable to file its quarterly report on Form 10-Q for the fiscal quarter ended April 30, 2000, and cannot do so by June 14, 2000, which is the date the Registrant would otherwise be required to file, without unreasonable effort or expense. The Registrant expects to file its 10-Q report on or about June 23, 2000.

                           PART IV--OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification:

            Raymond L. Storck             (480) 366-2000
               (Name)               (Area Code) (Telephone Number)

      (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [X] Yes [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [X] Yes [ ] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registran't consolidated net loss for the thirteen weeks ended May 2, 1999 was approximately $147 million and the Registrant will report a loss for the thirteen weeks ended April 30, 2000. The current period loss includes restructuring charges, reorganization charges under Chapter 11, provisions for reserves on deferred tax assets and extraordinary charges for the write-off of capitalized financing fees. The Registrant expects to finalize and publicly release its financial results for the second quarter on or about June 23, 2000.

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

      Date:  June 15, 2000


                                 MICROAGE, INC.
                                   (Registrant)


                                 By: /s/ Raymond L. Storck
                                    --------------------------------------------
                                    Raymond L. Storck
                                    Executive Vice President, Chief
                                    Financial Officer and Treasurer